Arrived Homes, LLC

1700 Westlake Ave N, Suite 200

Seattle, WA 98109

July 18, 2023

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Catherine De Lorenzo

Re:	Arrived Homes, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 42
Filed July 10, 2023
File No. 024-11325

Dear Ms. De Lorenzo,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment No. 42 on Form 1-A, as amended (the “Offering Statement”), of Arrived Homes, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 12:00 PM Eastern Time, Thursday, July 20, 2023, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at legal@arrived.com.

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal